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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         BORON LEPORE & ASSOCIATES INC.
-------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
-------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    10001P102
                                  -------------
                                 (CUSIP Number)

                                December 31, 2000
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages
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-------------------------                       -------------------------------
CUSIP No. 10001P102                     13G     Page  2  of   6  Pages
-------------------------                       -------------------------------

-------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC

---------- --------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  [  ]
                                                         (b)  [x ]
---------- --------------------------------------------------------------------
        3  SEC USE ONLY

---------- --------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
              5  SOLE VOTING POWER

                 0

          ---------------------------------------------------------------------
  NUMBER OF   6  SHARED VOTING POWER
   SHARES        0
BENEFICIALLY
  OWNED BY
           --------------------------------------------------------------------
   EACH       7  SOLE DISPOSITIVE POWER
 REPORTING       0
  PERSON
   WITH    --------------------------------------------------------------------
              8  SHARED DISPOSITIVE POWER
                 0

-------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- --------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [  ]
---------  ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
---------- --------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 pages
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Item 1(a)               Name of Issuer:
                        --------------

                        Boron Lepore & Associates Inc. (the "Issuer")

Item 1(b)               Address of Issuer's Principal Executive Offices:
                        -----------------------------------------------

                        17-17 Route 208 North
                        Fair Lawn, New Jersey 07410

Item 2(a)               Name of Person Filing:
                        ---------------------
                        This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, ten securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce
                        G. Wilcox, Andrew M. Wallach and Dipak M. Patel are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)               Address of Principal Business Office:
                        ------------------------------------
                        The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)               Citizenship:
                        -----------
                        Cumberland  Associates  LLC  is  a  New  York
                        limited  liability   company.   Each  of  the
                        Members is a citizen of the United States.

Item 2(d)               Title of Class of Securities:
                        ----------------------------
                        Common Stock, par value $.01 per share (the "Shares")

Item 2(e)               CUSIP Number:
                        ------------
                        10001P102

Item 3                  Not Applicable

Item 4                  Ownership:
                        ---------

                                Page 3 of 6 pages
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Item 4(a)               Amount Beneficially Owned:
                        -------------------------
                        As of January 31, 2001, Cumberland Associates
                        LLC may be deemed the beneficial owner of no Shares.

Item 4(b)               Percent of Class:
                        ----------------
                        The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes 0.0% of the total number of Shares outstanding.

Item 4(c)               Number of shares as to which such person has:
                        ---------------------------------------------
                        (i)     Sole power to vote or to direct the
                                vote: 0

                        (ii)    Shared power to vote or to direct the
                                vote: 0

                        (iii) Sole power to dispose or to direct the disposition of: 0

                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5                  Ownership of Five Percent or Less of a Class:
                        --------------------------------------------

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6                  Ownership of More than Five Percent on Behalf of
                        Another Person:
                        -------------------------------------------------------

                        Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                        -----------------------------------------

                        Not Applicable

Item 8                  Identification and Classification of Members
                        of the Group:
                        --------------------------------------------

                        Not Applicable


                                Page 4 of 6 pages
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Item 9                  Notice of Dissolution of Group:
                        ------------------------------

                        Not Applicable

Item 10                 Certification:
                        -------------
         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 pages
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001



                                CUMBERLAND ASSOCIATES LLC



                                By:        /s/ Bruce G. Wilcox
                                   --------------------------------------------
                                   Name:   Bruce G. Wilcox
                                   Title:  Member


                                Page 6 of 6 pges